SEALSQ CORP (“Company”)

(Incorporated in the British Virgin Islands)

Avenue Louis-Casaï 58

1216 Cointrin, Switzerland

(Address of principal executive offices)

NOTICE OF THE 2025

ANNUAL GENERAL MEETING OF SHAREHOLDERS

April 10, 2025

NOTICE IS HEREBY GIVEN THAT the annual general meeting (the “Meeting”) of the shareholders of the Company will be held on May 19, 2025, at 09:00 a.m. (Eastern Standard Time), at Studio Gather – 45 Rockefeller Plaza 27th Floor New York, New York 10020. We hope you will be able to attend the Meeting.

AGENDA

At our Meeting, our shareholders will be asked:

Proposal 1: to re-elect the following seven nominees to the Company’s board of directors, each to hold office until the next annual general meeting of shareholders, or until their earlier death, resignation, or removal:

1.	Ruma Bose
2.	Cristina Dolan
3.	David Fergusson
4.	Joao Carlos Creus Moreira
5.	John O’Hara
6.	Eric Pellaton
7.	Peter Ward

Proposal 2: To elect the following nominee as a new member of the Company’s Board of Directors, to hold office until the next annual general meeting of shareholders, or until his earlier death, resignation, or removal:

1.	Hossein Rahnama

The Company’s management knows of no business that will be presented for consideration at the Meeting other than that stated in this Notice of Annual General Meeting.

Only shareholders of record in the books of the Company at the close of business on April 25, 2025, will be entitled to attend and vote at the Meeting, or any adjournment that may take place.

A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote in their place. A proxy need not be a shareholder of the Company. A form of proxy is enclosed.

Shareholders are requested to complete, date, sign, and return the enclosed proxy form to reach the Company as promptly as possible but no later than four business days before the time for holding the Meeting or adjourned Meeting at which the proxy is to be used. The giving of such proxy will not affect your right to vote in person should you decide to attend the Meeting or adjourned meeting.

Shareholders or their proxies are responsible for their own expenses for attending the Meeting, including, but not limited to, transportation and accommodation expenses.

By: /s/ Joao Carlos Creus Moreira

Name: Joao Carlos Creus Moreira

Title: Chief Executive Officer